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                                  EXHIBIT 21

April __, 2001
CONFIDENTIAL COMMUNICATION TO:
Deepak Kamra
Anthony P. Morris
David C. Schwab
John B. Carrington
Stephen L. Hansen

Gentlemen:

     As you know, Interact Commerce Corporation (the "Company") has entered into an agreement and plan of merger dated as of March 27, 2001 (the "Merger Agreement") with The Sage Group plc, a corporation organized under the laws of England ("Parent"), and its indirect, wholly owned subsidiary Isaiah Acquisition Corp., a Delaware corporation ("Purchaser"), that provides for the acquisition of the Company by Parent at a price of $12.00 per share in cash (the "Offer Price"). Following successful completion of a tender offer, Purchaser will be merged (the "Merger") with and into the Company (the "Surviving Corporation"), and all shares not purchased by Purchaser in the tender offer will be converted into the right to receive $12.00 per share in cash in the Merger in accordance with the Merger Agreement.

     Section 2.4(a) of the Merger Agreement provides that the Company shall use its best efforts to obtain all consents necessary to cash out and cancel all stock options outstanding under the Company's stock plans, including stock options ("Director Options") granted to you under the Company's 1999 Non-Employee Director Stock Option Plan (the "Director Option Plan"). Accordingly, please indicate your consent to the following modification of your Director Options by signing the acknowledgement below and returning it to me today by fax
                                                 -------------------------------
at 480-348-6919:
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     Effective as of the effective time of the Merger (the "Effective Time"), each outstanding Director Option granted under the Director Option Plan, whether or not then exercisable or vested, shall be (a) deemed to be 100% vested and exercisable on the date which is thirty days prior to a Change in Control (as defined in the Director Option Plan), and (b) immediately prior to the Effective Time, cancelled and, in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, pay to the holders of Director Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Director Option and
(y) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). As of the Effective Time, the Director Option Plan shall terminate.

     Please call me at 480-368-3788 if you have any questions.

                             John Harbottle
                             Vice President, Finance and Chief Financial Officer

Acknowledged and Agreed:

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